Exhibit 99.2

February 17, 2017

Table of contents

THE CORPORATION’S BUSINESS ACTIVITIES AND STRATEGY	3
PRINCIPAL FINANCIAL DATA	5
KEY DEVELOPMENTS	6
SELECTED ANNUAL INFORMATION	7
Production	7
Revenues	8
Cost of sales[1]	8
Earnings	9
Net earnings and net earnings per share	9
REVIEW OF OPERATING MINES	10
Island Gold Mine	10
Beaufor Mine	13
Monique Mine	14
W Zone Mine	15
Camflo Mill	15
MINERAL RESERVES AND RESOURCES	15
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	19
EXPLORATION COSTS	20
ADMINISTRATION EXPENSES	21
MINING AND INCOME TAX EXPENSE	22
SENSITIVITY ANALYSIS	22
QUARTERLY REVIEW 2016	23
REVIEW OF OPERATING AND FINANCIAL RESULTS FOR THE FOURTH QUARTER	24
QUARTERLY REVIEW 2015	26
QUARTERLY REVIEW 2014	27
ANNUAL REVIEW 2014 TO 2016	28
CASH POSITION	29
CAPITAL RESOURCES	29
COMMITMENTS	29
CONTRACTUAL OBLIGATIONS	30
CONTINGENCIES	31
RELATED PARTY TRANSACTIONS	31
OFF-BALANCE-SHEET TRANSACTIONS	31
NON-IFRS FINANCIAL PERFORMANCE MEASURES	31
Fiscal year net adjusted earnings and net free cash flow (Non-IFRS financial performance measures)	32
Reconciliation of cost of sales to cash costs and to all-in sustaining costs per ounce sold for 2016, 2015 and 2014	33
2017 GUIDANCE AND OUTLOOK	34
2017 Production, costs and capex guidance[1]	35
FINANCIAL INSTRUMENTS	36
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	36
FUTURE ACCOUNTING PRONOUNCEMENTS	39
GENERAL ANNUAL INFORMATION	39
RISK FACTORS	41

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

This MD&A dated February 17, 2017 is intended to help the reader understand Richmont Mines Inc. (“Richmont Mines”, “Richmont” or “the Corporation”), our strategy, our operations, our financial performance and the business environment in which we operate. The financial information presented herein is established in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted, which are the same as those used in the presentation of the financial statements for the year ended December 31, 2016. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report supplements and complements our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2016. The data on production are presented in metric units, with the exception of troy ounces, the most widely used unit in the industry. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 51.

THE CORPORATION’S BUSINESS ACTIVITIES AND STRATEGY

Our Business: Richmont is a Canadian mining company, which currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine.

Vision and Strategy: Richmont has embarked on a strategic development plan to unlock significant value at its cornerstone Island Gold Mine. The accelerated development plans are driven by parallel objectives of expediting access to the high quality resource extension, de-risking and upgrading the existing inferred resource base through drilling, and expanding the mine’s resource base both laterally and at depth. By doing so, Richmont expects to achieve its vision of extending the mine life and accelerating potential production expansion and free cash flow at Island Gold, while providing shareholders with the strongest organic growth in the Corporation’s history. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Experienced Management Team: Richmont has assembled a dedicated and experienced management team that has more than 30 years of combined mining experience along with a commitment to creating value for shareholders.

ANNUAL HIGHLIGHTS:

  Record company-wide annual production of 104,050 ounces of gold (102,660 ounces sold), achieving the high end of the revised production guidance for the year. The solid performance was driven by production from the cornerstone Island Gold Mine of 83,323 ounces of gold (82,273 ounces sold) for the year, a 51% increase over 2015.

  Company-wide cash costs1 were $908 per ounce (US$685 per ounce) for 2016, in-line with revised cash cost guidance for the year.

  Cash costs for the Island Gold Mine were $779 per ounce (US$587 per ounce) for 2016, below the revised guidance for the year and a 24% reduction over 2015.

  All-in sustaining costs1 (“AISC”) were $1,272 (US$960), in line with revised AISC guidance for the year.

  Record annual revenues of $168.7 million (US$127.3 million).

  The annual operating cash flow was $48.2 million, or $0.79 per share, an increase of 14% as compared to 2015.

1	Refer to the Non-IFRS Performance Measures section on page 31 of this MD&A.

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 3

  Richmont ended the year with a strong cash balance of $75.1 million (US$55.9 million) that is expected to fully support the Corporation’s continued organic growth strategy.

  In the last quarter, Richmont received the required permit amendments for the Island Gold Mine that allow for ore mining and processing rate increases to an average of 1,100 tonnes per day as contemplated in the Expansion Case Preliminary Economic Assessment ("Expansion Case PEA") that is currently under review.

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 4

PRINCIPAL FINANCIAL DATA

	2016	2015	2014

Ounces of gold sold	102,660	96,895	94,503
Average market price (US$/ounce)	1,251	1,160	1,266
Average exchange rate (US$/$)	1.3248	1.2787	1.1045

KEY PER OUNCE OF GOLD DATA
Average selling price ($)	1,640	1,480	1,396
Cash costs ($)[1]	908	972	951
AISC ($)[1]	1,272	1,368	1,214

Average selling price (US$)	1,238	1,157	1,264
Average cash costs (US$)[1]	685	760	861
AISC (US$)[1]	960	1,070	1,099

KEY FINANCIAL DATA (in thousands of $)
Revenues	168,700	143,733	132,196
Exploration costs expensed	18,396	7,435	3,772
Net earnings	12,467	6,788	8,182
Adjusted net earnings[1,2]	13,173	7,602	8,182
Operating cash flow, after non-cash working capital adjustments	48,164	42,364	27,279
Investment in property, plant and equipment	63,263	52,098	23,052
Cash	75,113	61,028	35,273
Total assets	252,493	207,052	148,771
Non-current long-term debt	6,513	7,264	5,724
Shareholders’ equity	202,455	153,602	107,957

KEY FINANCIAL DATA (in thousands of US$)
Revenues	127,340	112,406	119,689
Exploration costs expensed	13,886	5,814	3,415
Net earnings	9,410	5,309	7,408
Adjusted net earnings[1,2]	9,943	5,945	7,408
Operating cash flow, after non-cash working capital adjustments	36,356	33,131	24,698
Investment in property, plant and equipment	47,753	40,743	20,871
Cash	55,942	44,095	30,405
Total assets	188,049	149,604	128,240
Non-current long-term debt	4,851	5,249	4,934
Shareholders’ equity	150,782	110,984	93,058

Proven and Probable Reserves as at December 31 (ounces)	797,120	625,550	217,950
Shares outstanding as at December 31 (thousands)	63,030	58,340	48,276

	December 31,	December 31,	December 31,
	2016	2015	2014

KEY PER SHARE DATA
US$ (NYSE Market, stock price at year end closing)	6.50	3.21	3.16
CAN$ (TSX, stock price at year end closing)	8.72	4.44	3.69
Net earnings	0.20	0.12	0.18
Operating cash flow, after non-cash working capital adjustments[1]	0.79	0.74	0.60
Net free cash flow[1]	(0.25)	(0.17)	0.09
NUMBER OF EMPLOYEES AS AT DECEMBER 31	491	435	373
[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to IFRS. For further information, please refer to section “Non-IFRS financial performance measures” on page 31 of this MD&A.

[2]

Adjusted net earnings exclude the changes in asset retirement obligations at closed site of $814 and $263 for 2015 and 2016 respectively and the changes on stock price related to deferred share units liability calculation of $443 in 2016.

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 5

KEY DEVELOPMENTS

Expansion Case PEA at the Island Gold Mine

In 2016, the Corporation initiated an Expansion Case PEA, which considers a potential ore mining and mill processing rate increase to 1,100 tonnes per day beginning 2018, with minimal capital investment required. The objective of the Expansion Case PEA is to evaluate the most cost effective plan to mine over four horizons the portion of the mineral resources located between the 450 metre and 1,000 metre levels, in conjunction with evaluating the project capital, sustaining capital, operating costs, internal rate of return (“IRR”) and payback of the expansion to 1,100 tonnes per day as compared to the 900 tonnes per day base case scenario. In November 2016, Richmont provided a status update on the Expansion Case PEA, which is now expected to be released in the second quarter of 2017 in order to incorporate the 2016 year-end Resource estimates.

Island Gold Mine Exploration programs

In July 2016, the Corporation completed its Phase 1 exploration drilling program at the Island Gold Mine and provided a final update on the results of this program. Based on the positive results, a strategic and aggressive Phase 2 exploration drilling program of up to 142,000 metres was launched on July 7, to be completed over a period of 18 to 24 months. The primary objectives of the Phase 2 program were to expand the existing resource inventory laterally along strike, mainly to the east of the main deposit with the goal of extending mine life above the 1,000 metre level, to support the potential expansion scenarios currently under review, as well as to identify the next million-plus ounces of high-grade inferred resource at depth, between the 1,000 and 1,500 metre levels.

Island Gold Mine operating permit and mill upgrade

Richmont received amendments to both Air and Wastewater Environmental Compliance Approvals (“ECA”s) from the Ontario Ministry of Environment and Climate Change for the Island Gold Mine in September and November 2016, respectively. The amended ECAs allow processing of up to 401,500 tonnes of ore per year (1,100 tonnes per day), with the flexibility for up to a maximum of 38,480 tonnes per month. These amendments support a potential ore mining and processing rate increase to an average of 1,100 tonnes per day as contemplated in the Expansion Case PEA. The operation was previously permitted for up to 27,000 tonnes per month, or an average of 900 tonnes per day. An electrical upgrade was successfully completed in the third quarter at the Island Gold Mine. The mill electrical upgrade could support the production growth scenario that is being considered as part of the Expansion Case PEA.

Year-end Reserve and Resources

As of December 31, 2016, mineral reserves at the Island Gold Mine increased by 34% (net of depletion) over 2015 to 752,200 ounces of gold, at an 11% increased grade of 9.17 g/t gold. Inferred resources at year-end increased by 30% to 995,700 ounces of gold, at a 20% higher grade of 10.18 g/t gold.

At the Beaufor Mine, year-end Mineral Reserves and Resources decreased as 2016 delineation and exploration drilling was unable to offset mining depletion and converted resources. Additionally, following a reassessment of all resource blocks, certain low-grade, currently uneconomic resource blocks located in the upper part of the mine, were removed.

Bought deal financing successfully completed

The Corporation entered into an agreement with Macquarie Capital Markets Canada Ltd. as lead underwriter on behalf of a syndicate of underwriters for issuance of 2,600,000 common shares of the Corporation, on a bought-deal basis, at a price of $10.40 per share for gross proceeds of $27 million. In addition, the underwriters were granted an over-allotment option to purchase up to an additional 390,000 common shares from the Corporation, exercisable in whole or in part at $10.40 per share for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately $4 million. This bought deal was successfully completed in June 2016, and 2,990,000 common shares, including 390,000 common shares pursuant to the exercise in full of the underwriter’s over-allotment option, were issued. The net proceeds of this bought deal financing are being used to aggressively expand the exploration program and pursue additional organic growth opportunities at the Island Gold Mine.

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 6

Management and Board of Director changes

Mr. Peter Barnes was appointed as an independent member of the Corporation’s Board of Directors effective February 24, 2016;

On April 27, 2016, Mr. Greg Chamandy resigned his position from the Corporation’s Board of Directors.

On January 25, 2017, the Corporation appointed Mr. Robert J. Chausse as Chief Financial Officer effective March 20, 2017.

Capital market changes

Richmont Mines was added to the S&P/TSX Global Mining Index and the S&P/TSX Global Gold Index, effective after the close of trading on June 17, 2016.

The U.S. listing of the Corporation’s common shares was transferred to the New York Stock Exchange (the “NYSE”) from the NYSE MKT in January 2017. Trading on the NYSE began on January 18, 2017.

SELECTED ANNUAL INFORMATION

Production

(ounces of gold)	2016	2015	2014
Island Gold	83,323	55,040	42,206
Beaufor	19,562	26,411	24,959
Monique	1,165	16,580	23,675
W Zone	-	-	4,900
Total production	104,050	98,031	95,740

Richmont produced a record 104,050 ounces of gold in 2016, achieving the high end of the increased annual production guidance of between 98,000 and 106,000 ounces. This represents a 6% increase over 2015 gold production of 98,031 ounces. The 51% increase in production at the Island Gold Mine was partially offset by the decrease in production from the Quebec operations.

Total Gold Production (ounces)

The Island Gold Mine produced a record 83,323 ounces of gold in 2016, a 51% increase over the 2015 production of 55,040 ounces. The increase was driven by a 23% increase in tonnes milled combined with a 23% higher average grade as compared to 2015. In 2016, 297,757 tonnes of ore were processed at an average grade of 9.02 g/t gold as compared to 242,137 tonnes of ore processed at an average grade of 7.31 g/t gold in 2015. Production for 2015 was a 30% increase over the 42,206 ounces produced in 2014, primarily due to a 24% increase in grade to 7.31 g/t gold as compared to 5.91 g/t gold in 2014.

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 7

The Beaufor Mine produced 19,562 ounces of gold in 2016, a decrease of 26% over 2015. The decrease resulted from the depletion of room and pillar stopes, lower than expected grades, low mobile equipment availability and the delay in accessing and establishing long-hole stope mining in the Q Zone. In 2016, 113,013 tonnes of ore were processed at the Camflo Mill, which was 10% lower than the 2015 throughput of 125,447 tonnes. Average grade for 2016 was 5.50 g/t gold, a 17% decrease over 2015. Production for 2015 was a 6% improvement over 2014 production of 24,959 ounces of gold, as a 9% increase in tonnage more than offset the 3% lower grade.

At the Monique Mine, the stockpile remaining at the end of 2015 was processed in the first quarter of 2016 and there was no production for the remainder of the year. For 2016, the Camflo Mill processed 16,063 tonnes of the Monique stockpile at an average grade of 2.31 g/t gold, resulting in production of 1,165 ounces of gold. Gold production for 2015 at the Monique Mine was 30% lower than 2014, as the mine was depleted early in the 2015 year, at which point the operation started processing the lower grade stockpile.

Revenues

	2016	2015	2014

Revenues (in thousands of $)	168,700	143,733	132,196
Ounces of gold sold	102,660	96,895	94,503
Average selling price/ounce	1,640	1,480	1,396

Total record revenues were $168.7 million, a 17% increase over revenues of $143.7 million in 2015. The year-over-year increase was attributable to a 6% increase in the number of gold ounces sold and an 11% increase in the average realized gold price in Canadian dollars. A 57% increase in ounces sold from the Island Gold Mine more than offset the decrease in ounces sold from the Quebec mines collectively.

The 9% increase in 2015 revenues as compared to 2014 was primarily attributable to a 3% increase in the number of gold ounces sold combined with a 6% increase in the average realized gold price per ounce in Canadian dollars.

Cost of sales1

(in thousands of $)	2016	2015	2014
	$	$	$

Island Gold Mine	92,788	72,219	51,608
Beaufor Mine	29,695	28,244	25,008
Monique Mine	1,420	16,502	27,421
W Zone Mine	-	-	6,373
Other	538	1,175	1,330

	124,441	118,140	111,740
[1]	Includes operating costs, royalties and depreciation and depletion expenses.

Consolidated cost of sales for 2016 was up 5% over 2015, due to higher volumes of ore mined at the Island Gold Mine and higher cost per tonne at the Beaufor Mine, partially offset by lower volumes from the Monique Mine.

Cost of sales at the Island Gold Mine increased 28% due to higher tonnage mined during the year as compared to 2015. Depreciation and depletion at the Island Gold Mine was 55% higher, driven mainly by the 57% increase in gold ounces sold. Cost of sales at the Beaufor Mine were 5% lower than 2015, but higher on a cost per tonne basis, impacted by higher milling costs due to lower tonnage processed at the Camflo Mill, and higher maintenance costs due to aging of the equipment. Low costs incurred at the Monique Mine were predominantly to process the stockpile in January 2016 as there was no mining for the year.

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 8

Cash costs decreased by 7% to $908 per ounce (US$685) in 2016 from $972 (US$760) in 2015, resulting from a higher proportion of low-cost ounces sold from the Island Gold Mine as compared to 2015. The Island Gold Mine accounted for 80% of the total gold sales in 2016, as compared to 54% in 2015.

Cost of sales in 2015 was $118,140, an increase of 6% over 2014, due to higher volumes of ore mined at Island Gold and Beaufor, and a higher ratio of higher-cost development ore to stope ore at Island Gold, which were partially offset by lower milled tonnage at Monique. Cost of sales at Island Gold was 40% higher than 2014, due to increased tonnage and the higher ratio of higher-cost development ore to stope ore mined during the year. Salaries and contractor costs increased at the Island Gold Mine in 2015 due to higher tonnes mined and implementation of several improvement initiatives for mechanical maintenance and electrical installations. Depreciation increased over 2014 due to a higher depreciation rate per ounce of gold and a 3% increase in ounces sold. Cost of sales at Beaufor increased mainly due to a 9% increase in tonnage over 2014. Monique reported much lower cost of sales in 2015, as the mine was depleted early in the year and only the stockpiles were processed over the balance of the year.

Earnings

NET EARNINGS AND NET EARNINGS PER SHARE

(in thousands of $, except per share amounts)	2016	2015	2014
	$	$	$

Net earnings	12,467	6,788	8,182

Basic weighted average number of shares outstanding (thousands)	61,039	56,936	45,261

Basic net earnings per share	0.20	0.12	0.18

Diluted net earnings	12,467	6,788	8,182

Diluted weighted average number of shares outstanding (thousands)	62,667	57,697	45,700

Diluted net earnings per share	0.20	0.12	0.18

The Corporation generated net earnings of $12.5 million, an 84% increase over the net earnings of $6.8 million in 2015, as higher profits from operations were partially offset by higher exploration and project evaluation expenditures at the Island Gold Mine, and higher corporate general and administration (“G&A”) costs. On a per share basis, net earnings for the year were $0.20 as compared to $0.12 in the prior year.

Net earnings for 2015 were lower than net earnings of $8.2 million or $0.18 per share in 2014, as higher profit from operations were partially offset by higher exploration and project evaluation expenditures and G&A costs.

(Refer to the table above “Net earnings and net earnings per share” and Table “Fiscal year net adjusted earnings and net free cash flow (Non-IFRS financial performance measures” on page 31 for details.)

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 9

REVIEW OF OPERATING MINES

Island Gold Mine

	2016	2015	2014

Total tonnes of ore and waste mined	650,417	535,601	453,243

Gold Produced
Ore processed (tonnes)	297,757	242,137	230,828
Head grade (g/t Au)	9.02	7.31	5.91
Gold recovery (%)	96.5	96.8	96.3
Ounces produced	83,323	55,040	42,206

Gold Sold
Ounces sold	82,273	52,363	42,078
Average selling price per ounce	1,639	1,481	1,398
Cash cost per ounce	779	1,027	975
AISC per ounce	988	1,453	1,310

Average selling price per ounce (US$)	1,237	1,158	1,266
Cash cost per ounce (US$)	587	803	882
AISC per ounce (US$)	745	1,136	1,185

Sustaining costs	17,203	22,330	14,110
Project capital costs and non-sustaining exploration costs	54,727	35,494	12,538

Sustaining costs (US$)	12,985	17,463	12,775
Project capital costs and non-sustaining exploration costs (US$)	41,310	27,757	11,352

In 2016, production from the Island Gold Mine was a record 83,323 ounces of gold, 4% higher than the top end of the revised annual production guidance announced in September 2016 and 51% higher than the 55,040 ounces produced in 2015. The increase resulted from a 23% increase in tonnes milled and 23% higher mill grade (see graph below). A total of 297,757 tonnes of ore were processed during the year at an average grade of 9.02 g/t gold, as compared to 242,137 tonnes processed at an average grade of 7.31 g/t gold in 2015.

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 10

Island Gold Mine Ore Milled versus Grade

Total ore mined in 2016 was 318,045 tonnes, up 32% from the 240,706 tonnes mined in 2015. The development ore was 48% of total ore, marginally below 2015 development ore portion of 50%.

Reconciliation of development ore to reserves indicated 2% lower tonnage, but 33% higher grades resulting in a gain of 31% in ounces over the reserve model. Stope ore returned a 19% gain in ounces, coming from 9% higher tonnage and 9% higher grades as compared to the reserves. Overall gain in ounces was 24%, predominantly from the 20% gain in grades (see table below).

	Reserves (as of Dec 31st , 2015; Dil. 19% and 30% at 0.5 g/t)			Mined (reconciled)			Variations (Mined vs Reserves)
	Diluted Tonnes	Diluted Grade (g/t)	Diluted Ounces	Reconciled Tonnes	Reconciled Grade (g/t)	Reconciled Ounces	Tonnes	Grade	Ounces
Total Development	154,305	6.39	31,679	151,760	8.50	41,471	98%	133%	131%
Total Stope	152,437	8.08	39,608	166,285	8.83	47,225	109%	109%	119%
Total Underground mining	306,741	7.23	71,288	318,045	8.67	88,695	104%	120%	124%
% Development	50%		44%	48%		47%
% Stope	50%		56%	52%		53%

Waste mined increased by 13% to 332,372 tonnes from the 294,895 tonnes mined in 2015, in line with the Corporation’s plan of accelerating development of the ramp system at Island Gold. At the end of the year, the main ramp was at 846 metre level and the east ramp at 637 metre level.

Island Gold sold 82,273 ounces of gold during 2016 at an average realized gold price of $1,639 per ounce (US$1,237), as compared to 52,363 ounces of gold sold in 2015 at an average realized gold price of $1,481 per ounce (US$1,158). Annual record revenues of $134.8 million is a 74% increase over 2015, resulting from a 57% increase in ounces sold at an 11% higher average realized gold price per ounce. In 2014, the Island Gold Mine generated revenues of $58.8 million, resulting from 42,078 ounces sold at $1,398 per ounce (US$1,266).

Higher grades contributed to reducing 2016 cash costs per ounce sold by 24% to $779 (US$587) from $1,027 (US$803) in 2015. Total operating costs were 18% higher than 2015, but 11% lower on a per tonne basis. Cash costs at Island Gold in 2015 were up 5% or $52 per ounce from the $975 in 2014, resulting from mining a greater portion of higher-costs development ore compared to 2014, partially offset by higher grades.

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AlSC per ounce in 2016 were $988 (US$745), 32% lower than the AISC of $1,453 (US$1,136) in 2015 due to lower sustaining costs and a higher number of gold ounces sold during the year. Sustaining costs for the year were $17.2 million (US$13.0 million), which included $5.5 million for mill and electrical upgrades, $4.1 million for the extension of the East ramp and other related construction, $2.7 million for mobile equipment and lease payments for equipment, $3.4 million for other equipment and fixed assets and $1.5 million for delineation drilling. Sustaining costs in 2015 and 2014 were $22.3 million (US$17.5 million) and $14.1 million (US$12.8 million), respectively.

Project capital costs for the year were $39.9 million (US$30.1 million), which included $10.4 million for extension of the East ramp, $9.5 million for extension of the main ramp, $6.2 million for other underground development, $5.8 million for mill and electrical upgrades, $6.3 million for mobile equipment and other assets and $1.7 million for delineation drilling. Project capital costs in 2015 and 2014 were $30.9 million (US$24.2 million) and $11.7 million (US$10.7 million), respectively.

Non-sustaining exploration costs for the year were $14.8 million (US$11.2 million), as compared to $4.6 million (US$3.6 million) and $0.8 million (US$0.7 million) in 2015 and 2014, respectively.

In 2016, the Corporation initiated an Expansion Case PEA, which considers a potential ore mining and mill processing rate increase to 1,100 tonnes per day beginning 2018, with minimal capital investment required. The objective of the Expansion Case PEA is to evaluate the most cost effective plan to mine, over four horizons, the portion of the mineral resources located between the 450 metre and 1,000 metre levels, in conjunction with evaluating the project capital, sustaining capital, operating costs, internal rate of return (“IRR”) and payback of the expansion to 1,100 tonnes per day as compared to the 900 tonnes per day base case scenario. The Expansion Case PEA is expected to be released in the first half of 2017 in order to incorporate the 2016 year-end Resource estimates.

Richmont received amendments to both Air and Wastewater Environmental Compliance Approvals (“ECA”s) from the Ontario Ministry of Environment and Climate Change for the Island Gold Mine in September and November 2016, respectively. The amended ECAs allow processing of up to 401,500 tonnes of ore per year (1,100 tonnes per day), with the flexibility for up to a maximum of 38,480 tonnes per month. These amendments support a potential ore mining and processing rate increase to an average of 1,100 tonnes per day as contemplated in the Expansion Case PEA. The operation was previously permitted for up to 27,000 tonnes per month, or an average of 900 tonnes per day.

As of December 31, 2016, the Island Gold Mine had Proven and Probable reserves of 752,200 ounces of gold, as compared to 561,700 ounces of gold at the end of 2015, an increase of 34% (net of depletion), at an 11% higher grade of 9.17 g/t gold. Inferred resources increased to 995,700 ounces, a 30% increase over 2015, at a 20% higher grade of 10.18 g/t gold, and an average discovery cost of less than $35 per ounce.

ISLAND GOLD MINE – MINERAL RESERVE AND RESOURCE ESTIMATES[1]
		December 31, 2016			December 31, 2015
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Proven & Probable Reserves[2]	2,551,000	9.17	752,200	2,115,500	8.26	561,700
Measured & Indicated Resources	479,000	5.94	91,450	348,500	6.40	71,700
Inferred Resources	3,042,000	10.18	995,700	2,815,000	8.49	768,050
[1]	Mineral Resources presented are exclusive of Mineral Reserves. Please refer to the detailed Reserve & Resource table on page 17 for details. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[2]	In 2016, based on a gold price of $1,500 (in 2015, a gold price of US$1,080/ounce and an exchange rate of $1.2037 = US$1.00 were used).

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Beaufor Mine

	2016	2015	2014

Gold Produced
Ore processed (tonnes)	113,013	125,447	115,573
Head grade (g/t Au)	5.50	6.64	6.86
Gold recovery (%)	98.0	98.6	97.9
Ounces produced	19,562	26,411	24,959

Gold Sold
Ounces sold	19,216	26,875	24,006
Average selling price per ounce	1,647	1,474	1,399
Cash cost per ounce	1,444	991	944
AISC per ounce	1,854	1,212	1,022

Average selling price per ounce (US$)	1,243	1,153	1,267
Cash cost per ounce (US$)	1,090	775	854
AISC per ounce (US$)	1,399	948	925

Sustaining costs	7,871	5,942	1,880
Project capital costs and non-sustaining exploration costs	-	340	1,733

Gold production at the Beaufor Mine of 19,562 ounces was 26% lower than 2015, due to a 10% decrease in ore milled combined with 17% lower grades. Ore mined was lower due to non-economic material encountered in some of the planned mining areas, lower than planned mobile equipment availability resulting in a delay in accessing and establishing long-hole mining in the new Q Zone, which impacted both availability of ore and grades milled during the second and third quarter.

In 2015, a 9% increase in tonnage milled was offset by slightly lower grades, resulting in gold production of 26,411 ounces, 6% higher than gold production in 2014.

The following graph shows comparative operational performance of the Beaufor Mine for past three years.

Beaufor Mine Ore Milled versus Grade

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 13

Beaufor generated $31.7 million of revenues in 2016 from the sale of 19,216 ounces of gold at an average realized price of $1,647 (US$1,243) per ounce. Revenues were down 20% from 2015, as the 12% higher average realized gold price per ounce did not offset the 28% lower number of gold ounces sold (26,875 ounces at an average realized price of $1,474 in 2015). In 2014, 24,006 ounces of gold were sold at an average gold price of $1,399 (US$1,267) per ounce.

Cash costs per ounce at Beaufor were $1,444 (US$1,090) in 2016, an increase of 46% from the $991 (US$ 775) per ounce in 2015, primarily due to lower grades and consequent lower gold production. Cash costs were also affected by higher cost allocation from the Camflo Mill, which processed ore at a higher cost per tonne due to the 51% lower tonnage as compared to 2015. Cash costs per ounce in 2014 were $944 (US$854) due to higher grades.

AISC per ounce in 2016 increased by 53% to $1,854 (US$1,399) from $1,212 (US$948) in 2015, due to 32% higher sustaining costs. Sustaining costs for 2016 were $7.9 million, which included $3.6 million of underground development, $2.3 million of costs of equipment and other fixed assets (including fixed assets for the Camflo Mill) and $2.0 million of exploration costs. AISC per ounce for 2014 was $1,022 (US$925) due to lower sustaining costs during that year.

Proven and Probable reserves as of December 31, 2016 were 44,920 ounces of gold, a 30% decrease (net of depletion) as compared to 63,850 ounces of gold at the end of 2015.

BEAUFOR MINE – MINERAL RESERVE AND RESOURCE ESTIMATES[1]
		December 31, 2016			December 31, 2015
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Proven & Probable Reserves[2]	203,500	6.86	44,920	302,100	6.57	63,850
Measured & Indicated Resources	353,000	7.37	83,700	843,000	6.34	171,900
Inferred Resources	36,000	6.44	7,500	135,000	6.44	28,000
[1]	Mineral Resources presented are exclusive of Mineral Reserves. Please refer to the detailed Reserve & Resource table on page 17 for details. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[2]	In 2016, based on a gold price of $1,500 (in 2015, a gold price of US$1,080/ounce and an exchange rate of CAN$1.2037 = US$1.00 were used).

Monique Mine

	2016	2015	2014

Gold Produced
Ore processed (tonnes)	16,063	224,673	283,009
Head grade (g/t Au)	2.31	2.37	2.71
Gold recovery (%)	97.6	96.7	96.0
Ounces produced	1,165	16,580	23,675

Gold Sold
Ounces sold	1,171	17,657	23,490
Average selling price per ounce	1,581	1,486	1,387
Cash cost per ounce	1,182	779	907
AISC per ounce	1,186	795	955

Average selling price per ounce (US$)	1,193	1,162	1,256
Cash cost per ounce (US$)	893	610	821
AISC per ounce (US$)	896	623	864

Sustaining costs	-	277	1,119
Project and non-sustaining exploration costs	-	-	2

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The stockpile remaining at the end of 2015 was processed in the first quarter of 2016 and there was no production at the Monique Mine for the remainder of the year. The Camflo Mill processed 16,063 tonnes of the Monique stockpile at an average grade of 2.31 g/t gold and produced 1,165 ounces of gold for the year.

During 2015, mining activities at the Monique open-pit ceased at the end of January as the mine was fully depleted and a low-grade stockpile was processed. Total tonnes milled in 2015 were 21% lower as compared to 2014 tonnage of 283,009. Consequently, gold production of 16,580 ounces in 2015 was 30% lower than 23,675 ounces produced in 2014.

Cash costs and AISC per ounce were $1,182 (US$893) and $1,186 (US$896) respectively, higher than cash costs and AISC for 2015 of $779 (US$610) per ounce and $795 (US$623) respectively. Costs for 2016 included non-cash charges of $715 per ounce related to mining costs incurred and paid for in 2014, but accounted for in the current year, when the resulting ounces were sold.

Cash costs and AISC per ounce were $907 (US$821) and $955 (US$864) respectively in 2014, when the mine had a full year of commercial production.

W Zone Mine

There was no gold production from W Zone Mine in 2016 and 2015, as the mine was closed in the second quarter of 2014. In 2014, the W Zone Mine produced 4,900 ounces of gold at a cash cost of $989 (US$896) per ounce and AISC of $1,007 (US$912) per ounce.

Camflo Mill

The Camflo Mill processed 129,076 tonnes from Richmont’s Quebec operations during the year, a 63% decrease from the 350,120 tonnes processed in 2015. This decrease was largely attributable to the depletion of the stockpile at the Monique Mine. In 2016, Camflo processed 16,063 tonnes of the Monique stockpile pad as compared to 224,673 tonnes of Monique ore and low-grade stockpile in 2015.

In 2016, Camflo custom milled 69,589 tonnes (55,337 tonnes in 2015) of ore from local mining companies in the Abitibi region, to utilize part of the excess milling capacity. Richmont is actively looking for potential clients for custom milling, as the contracts ended in July 2016 and are not guaranteed to be renewed in the near future.

The Camflo Mill processed 435,371 tonnes in 2014, when the Beaufor Mine and the Monique Mine had a full year of commercial production. Ore from the W Zone was available only for the first half of 2014 as W Zone operations ceased at the end of June 2014.

MINERAL RESERVES AND RESOURCES

The Corporation announced an increase in its Mineral Reserves and Mineral Resources on January 31, 2017. The Corporation completed its 2016 year-end Mineral Reserve and Mineral Resource estimates for Island Gold and Beaufor internally. These calculations were reviewed by Mr. Daniel Adam, P.Geo., Ph.D., Vice-President Exploration of Richmont, who is a Qualified Person as defined by National Instrument 43-101. Roscoe Postle Associates Inc. (RPA) were retained to review and audit the Island Gold Mineral Reserves and Resources.

The Corporation’s total proven and probable reserves increased by 27% or 171,570 ounces (net of depletion of 106,298 ounces) to a record 797,120 ounces at the end of 2016. The Island Gold Reserves increased by 34% (net of depletion) to 752,200 ounces of gold at a higher grade of 9.17 g/t gold, resulting largely from increased capping parameters and the success of the delineation drilling program. At the Beaufor Mine, Reserves decreased by 30% (net of depletion), as the drilling program was unable to replace ounces depleted in 2016. Development in the first two levels of Q Zone led to the addition of reserve blocks. This addition was offset by the removal and downgrading to resources of some isolated blocks in the eastern part of the zone.

Year-end Inferred resources increased by 8% to 2,608,600 ounces. Inferred resources at the Island Gold Mine were 995,700 ounces, a 30% increase over 2015, at a 20% higher grade of 10.18 g/t gold, and an average discovery cost of less than $35 per ounce.

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For 2016 Mineral Reserve and Mineral Resource estimates, Richmont used a metal price of $1,500 per ounce of gold ($1,300 in 2015) for the Island Gold and Beaufor Mines estimates.

Mineral Reserves and Mineral Resources for the Island Gold Mine were estimated using a block modelling approach with ordinary kriging interpolation and the density used to calculate tonnage varied from 2.80 t/m3 to 2.82 t/m3. Capping used for high grade gold values varied depending on the zone, including 31 g/t gold for the D Zone and 225 g/t gold for the main C Zone (95 g/t gold in 2015). A restricted ellipse of 15 metres x 10 metres x 5 metres was applied to the C Zone composites that were greater than 125 g/t gold. The cut-off grade ranged from 4.00 to 4.34 g/t gold (4 g/t gold in 2015). Dilution estimates for stopes averaged 27% for long-hole panels (19% in 2015) and 22% for development ore (30% in 2015).

Mineral Reserves and Resources for the Beaufor Mine were estimated using a polygonal method and a density of 2.75 t/m3 was used to calculate tonnages. Cut-off grade estimates ranged from 4.14 to 5.63 g/t gold (4.31 to 6.04 g/t gold in 2015). A capping value of 68 g/t gold was maintained for high grade gold values. Dilution estimates remained unchanged at 5% for room and pillar and 10% for the long-hole stopes.

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 16

Richmont Mines 2016 Reserve and Resource Estimates[1]
	December 31, 2016			December 31, 2015
	Tonnes (metric)	Grade (g/t Au)	Ounces	Tonnes (metric)	Grade (g/t Au)	Ounces
Island Gold Mine
Proven Reserves[2]	573,000	8.68	159,800	363,500	7.53	87,900
Probable Reserves[2]	1,978,000	9.31	592,400	1,752,000	8.41	473,800
Total Proven & Probable Reserves[2]	2,551,000	9.17	752,200	2,115,500	8.26	561,700
Measured Resources	33,500	4.94	5,350	7,500	5.80	1,350
Indicated Resources	445,500	6.01	86,100	341,000	6.42	70,350
Total Measured & Indicated Resources	479,000	5.94	91,450	348,500	6.40	71,700
Inferred Resources	3,042,000	10.18	995,700	2,815,000	8.49	768,050
Beaufor Mine[2]
Proven Reserves[2]	32,000	6.77	7,010	35,600	7.31	8,350
Probable Reserves[2]	171,500	6.87	37,910	266,500	6.48	55,500
Total Proven & Probable Reserves[2]	203,500	6.86	44,920	302,100	6.57	63,850
Measured Resources	53,000	6.27	10,700	109,000	5.32	18,600
Indicated Resources	300,000	7.57	73,000	734,000	6.50	153,300
Total Measured & Indicated Resources	353,000	7.37	83,700	843,000	6.34	171,900
Inferred Resources	36,000	6.44	7,500	135,000	6.44	28,000
Monique Property[3]
Indicated Resources	107,500	4.88	16,850	107,500	4.88	16,850
Wasamac Gold Property[4]
Measured Resources	3,124,500	2.75	276,550	3,124,500	2.75	276,550
Indicated Resources	12,127,000	2.89	1,125,700	12,127,000	2.89	1,125,700
Total Measured & Indicated Resources	15,251,500	2.86	1,402,250	15,251,500	2.86	1,402,250
Inferred Resources	18,759,000	2.66	1,605,400	18,759,000	2.66	1,605,400
Francoeur Gold Property[5]
Measured Resources				40,000	5.89	7,600
Indicated Resources				280,000	6.55	59,000
Total Measured & Indicated Resources				320,000	6.47	66,600
Inferred Resources				18,000	7.17	4,150
Total Reserves & Resources
Proven & Probable Reserves	2,754,500	9.00	797,120	2,417,600	8.05	625,550
Measured & Indicated Resources	16,191,000	3.06	1,594,250	16,870,500	3.19	1,729,300
Inferred Resources	21,837,000	3.72	2,608,600	21,727,000	3.44	2,405,600
[1]	Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[2]	In 2016, based on a gold price of CAN$1,500/oz; in 2015, based on a gold price of US$1,080/oz and an exchange rate of CAN$1.2037 = US$1.00.
[3]	Monique Mineral Resources are located underground directly below the open-pit.
[4]	Underground Mineral Resources established as of December 31, 2012.
[5]	Francoeur Mine closed in November 2012 and sold in 2016.

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DEFINITION OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

(in thousands of $)	2016	2015	2014
	$	$	$

Island Gold Mine	57,204	48,938	20,168
Beaufor Mine	4,799	1,390	1,623
W Zone Mine	-	-	234
Monique Mine	-	-	21
Other	1,260	1,770	1,006

	63,263	52,098	23,052

Total investments in US$	47,753	40,743	20,871

At the Island Gold Mine, $57.2 million was spent in 2016 for the development and potential production expansion, including $17.2 million of sustaining capital and $40.0 million of project capital. Development costs were $30.2 million, including $14.5 million spent for the development of the east ramp, $9.5 million for the main ramp and $6.2 million for raises, drifts and other related infrastructure development. Other significant expenditures included $11.3 million on mill and electrical upgrades, $5.5 million on mobile equipment and leases, and $3.2 million spent on delineation drilling program. The remaining $7.0 million was spent on buildings, tailings pond, mining and milling studies and other assets.

Investments at the Beaufor Mine were $4.8 million including $3.6 million of underground development mainly at the Q Zone and $1.2 million for equipment and other fixed assets.

In 2015, the Corporation invested $48.9 million at the Island Gold Mine. This included $7.8 million for extending the main ramp to a depth of 740 metres, $8.5 million for a secondary eastern ramp to a depth of 500 metres and $4.8 million for an exploration drift that extends to the east by approximately 440 metres. A $2.8 million delineation drilling program was also completed in 2015. Other significant infrastructure upgrades included $8.7 million for the tailings dam expansion, $5.0 million for electrical upgrades and $1.6 million for bunkhouse buildings.

Richmont invested $23.1 million in its assets in 2014. The investments were made mainly at the Island Gold Mine on ramp development work to accelerate access to the deeper extension of the mine.

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EXPLORATION COSTS

(in thousands of $)	2016	2015	2014
	$	$	$

Exploration costs – Mines
Island Gold	14,802	4,600	771
Beaufor	2,027	2,679	1,733

	16,829	7,279	2,504

Exploration costs - Other properties
Wasamac	72	94	169
Monique	-	-	2
Other	28	32	154
Project evaluation	743	521	357

Exploration and project evaluation before depreciation and exploration tax credits	17,672	7,926	3,186

Depreciation	39	41	71
Exploration tax credits	685	(532)	515

	18,396	7,435	3,772

Island Gold Mine

The Island Gold Mine spent $14.8 million on exploration costs in 2016, a 222% increase over the $4.6 million spent in 2015. During the first half of the year, the Corporation completed approximately 38,500 metres of its Phase 1 exploration drilling program, which was announced in September 2015. Based on the positive results from this program, the Corporation launched a strategic Phase 2 exploration drilling program in the second half of 2016, comprised of up to 142,000 metres of drilling to be completed over the next 18 to 24 months. The primary objective of the Phase 2 program is to expand the resource inventory laterally along strike, mainly to the east of the main deposit, with a goal of extending mine life above the 1,000 metre level as well as to identify the next million-plus ounces of high grade inferred resource at depth, between the 1,000 and 1,500 metres level.

The successful 2016 drilling campaign at the Island Gold Mine contributed to a significant increase in December 31, 2016 Mineral Reserve and Resource estimates.

Following are the highlights of drilling during 2016:

Eastern Lateral Exploration:

The key objective of the Phase 2 eastern lateral drilling program was to increase the resource inventory to the east. This program was successful as two additional inferred resource blocks were identified in the eastern lateral extension area, located approximately 300 metres east of the Expansion Case PEA area, between the 340 and the 750 metre levels, with the largest inferred resource block containing approximately 290,000 tonnes at a grade of 10.35 g/t of gold (approximately 95,000 ounces).

In 2017, the exploration drilling program will continue to target additional resources east of the Expansion Case PEA area, where new resource blocks were identified and further to the east. Drilling will be completed from the 340 metre level and from an extension of the 620 metre level exploration drift that is scheduled for completion in 2017.

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Deep Directional Drilling:

In 2016, a deep drilling program was designed to define a potential inferred resource block in the eastern down plunge extension of the C Zone between the 1,000 and 1,500 metre levels. This program was successful and a new large inferred resource block of 760,000 tonnes at a grade of 9.53 g/t gold (approximately 230,000 ounces), was defined in the eastern down plunge extension of the main C Zone, located between the 1,050 and the 1,300 metre levels.

The deep directional exploration drilling program will continue in 2017, targeting the area between the 1,000 and 1,500 metre levels, east and west of the new resource block.

Phase 2 Regional Drilling Program:

The Phase 2 regional drilling program is designed to continue to evaluate the potential extension of the mineralization below the Kremzar mine as well as other previously identified high-priority gold targets located elsewhere on the prospective Island Gold property. This drilling program is expected to begin later in 2017.

Beaufor Mine

The Corporation spent $2.0 million on exploration at the Beaufor Mine completing 31,256 metres of drilling in 2016, as compared to $2.7 million in 2015 for 44,070 metres of exploration drilling.

At the Beaufor Mine in 2017, the delineation drilling program will focus on extending the reserve blocks inside the Q Zone, both at depth and laterally. Exploration drilling will focus on identifying potential new veins in the vicinity of the current reserves and resources. Drilling will also focus on testing the expansion potential of the higher grade Q Zone at depth.

ADMINISTRATION EXPENSES

(in thousands of $)	2016	2015	2014
	$	$	$

Salaries, directors’ fees and related benefits	4,146	3,678	2,484
Severance compensation to Executives and other employees	-	902	1,269
Stock-based compensation	3,683	2,081	1,506
Consultants	1,343	1,203	851
Depreciation	251	151	158
Other administration expenses	2,826	1,794	1,359

	12,249	9,809	7,627

Administration expenses totaled $12.2 million in 2016 versus $9.8 million in 2015. This $2.4 million increase is mainly due to the higher non-cash equity based compensation resulting from granting deferred share units (DSUs) instead of options to the Board of Directors combined with a higher share price. A higher number of employees also contributed in higher salaries and related benefits.

Administration expenses totaled $9.8 million in 2015 versus $7.6 million in 2014. This represented a $2.2 million increase over 2014, reflecting higher salaries attributable to the greater number of employees, and higher levels of share-based compensation and consultant-related costs in the current period. The 2015 severance compensation resulted from the departure of the Chairman of the Board, and in 2014, severance compensation resulted from the departure of the President and CEO in early July, and departure of the CFO in September.

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MINING AND INCOME TAX EXPENSE

(in thousands of $)	2016	2015	2014
	$	$	$

Current taxes	1,506	1,698	78
Deferred taxes (recovery)	(451)	99	427

	1,055	1,797	505

For the fiscal year 2016, the mining and income tax expense totaled $1.1 million, which included $0.2 million of mining taxes payable for 2016, $1.3 million of mining taxes payable from earlier years, $2.7 million increase in deferred income and mining tax liabilities offset by a $3.1 million increase in deferred income and mining tax assets.

For the fiscal year 2015, the mining and income tax expense was $1.8 million, which includes $1.0 million of federal income taxes payable and $0.8 million of mining taxes payable.

For the fiscal year 2014, mining and income taxes totaled $0.5 million. This amount primarily includes $2.3 million of mining and income tax, or 27% of the pre-tax income of $8.7 million, offset by a $1.2 million credit on mining duties from previous years, and the $0.3 million reversal of a 2010 charge that no longer has to be paid by the Corporation.

SENSITIVITY ANALYSIS

The Corporation’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Corporation mostly generates revenue in U.S. dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Corporation’s 2016 net earnings, all other variables being constant.

Sensitivity Analysis

Variable	Change	Impact on net earnings
(in thousands of CAN$)
Price of gold (US$)	+/- 10% per ounce	+/- 12,184
Exchange rate (US$/CAN$)	+/- 15% (US$/CAN$)	+/- 18,479

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QUARTERLY REVIEW 2016

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2016

PRINCIPAL FINANCIAL DATA
Revenues	52,634	40,618	31,244	44,204	168,700
Cost of sales[1]	35,168	29,635	23,881	35,757	124,441
Exploration and project evaluation	3,888	4,785	5,093	4,630	18,396
Administration	3,066	3,184	2,532	3,467	12,249
Loss (gain) on disposal of long term assets	5	86	(96)	303	298
Other expenses (revenues)[2]	(88)	(203)	60	204	(27)
Financial expenses[3]	97	116	113	128	454
Financial revenues[4]	(78)	(161)	(208)	(186)	(633)
Mining and income taxes (recovery)	2,068	502	(357)	(1,158)	1,055

Net earnings	8,508	2,674	226	1,059	12,467

Cash flows from operating activities	17,297	14,871	3,347	12,649	48,164
Investments in property, plant and equipment	16,201	11,865	19,531	15,666	63,263

KEY PER-SHARE DATA
Net earnings
basic (CAN$)	0.15	0.04	0.00	0.02	0.20
diluted (CAN$)	0.14	0.04	0.00	0.02	0.20

Basic weighted average number of common shares outstanding (thousands)	58,434	59,960	62,760	62,964	61,039

OUNCES OF GOLD SOLD
Island Gold Mine	26,031	20,147	13,673	22,422	82,273
Beaufor Mine	5,037	4,741	4,101	5,337	19,216
Monique Mine	1,171	-	-	-	1,171
Total	32,239	24,888	17,774	27,759	102,660

KEY PER-OUNCE OF GOLD DATA
Average selling price (CAN$)	1,629	1,628	1,754	1,589	1,640
Exchange rate	1.3732	1.2886	1.3050	1.3341	1.3248[5]
Average selling price (US$)	1,186	1,263	1,344	1,191	1,238
Cash cost (CAN$)
Island Gold Mine	667	757	947	826	779
Beaufor Mine	1,396	1,484	1,408	1,480	1,444
Monique Mine	1,182	-	-	-	1,182
Weighted average cash cost	800	895	1,054	952	908
Sustaining costs (CAN$)	294	427	541	277	364

AISC (CAN$)	1,094	1,322	1,595	1,229	1,272

Cash cost (US$)	583	695	808	714	685
Sustaining costs (US$)	214	331	415	208	275

AISC (US$)	797	1,026	1,223	922	960
[1]	Cost of sales includes operating costs, royalties, and depreciation and depletion.
[2]	Other expenses (revenues) include changes in asset retirement obligations at closed sites.
[3]	Financial expenses include interest expenses and accretion expense of asset retirement obligation
[4]	Financial revenues include interest income, and foreign exchange gains and losses.
[5]	2016 average exchange rate.

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REVIEW OF OPERATING AND FINANCIAL RESULTS FOR THE FOURTH QUARTER

Gold production in the fourth quarter was 29,505 ounces, a 32% increase from the 22,380 ounces produced in the same quarter of last year, as 70% higher production at the Island Gold Mine more than offset the loss of production from the Monique Mine.

The following graph shows a comparison of each operation for the quarter ended December 2016 versus the same quarter in 2015.

Quarterly Gold Production (Ounces)

Gold production of 24,086 ounces at the Island Gold Mine was 70% higher than the 14,203 ounces produced in the same quarter of 2015, due to the 38% higher tonnes milled and the 22% higher grades. Tonnes milled in Q4 2015 were lower mainly as a result of a two-week mill maintenance shutdown completed during that quarter.

Lower grades at the Beaufor Mine resulted in gold production of 5,419 ounces in Q4 2016, a 4% decrease from the 5,652 ounces produced in Q4 2015.

There was no production at the Monique Mine in Q4 2016, as the stockpile remaining at the end of 2015 was processed in Q1 2016. During Q4 2015, the Camflo Mill processed the low-grade Monique stockpile, and produced 2,525 ounces of gold.

Sites operating performance – Q4 2016 vs Q4 2015

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 24

Revenues for the fourth quarter were $44.2 million, an increase of 39% over $31.9 million reported in the same quarter of 2015. A total of 27,759 ounces of gold were sold during the quarter at an average realized gold price of $1,589 per ounce (US$1,191) as compared to 21,576 ounces sold in the fourth quarter of 2015 at an average realized gold price of $1,474 per ounce (US$1,104).

Cost of sales, including depreciation and depletion, was $35.8 million in the fourth quarter versus $27.2 million in the fourth quarter of 2015. Operating costs for the Island Gold Mine were 32% higher resulting from 49% higher ore mined during the quarter as compared to the fourth quarter of 2015. The impact of higher volumes was partially offset by a lower proportion of higher-cost development ore mined during the quarter (44% versus 52% in Q4 2015). Depreciation and depletion costs at the Island Gold Mine were higher mainly due to 66% higher gold ounces sold during the quarter. Milling costs were higher at the Beaufor Mine due to lower tonnage processed at the Camflo Mill, resulting in higher operating costs at Beaufor. There was no production at the Monique Mine and consequently no cost of sales as compared to $2.9 million in the fourth quarter of 2015.

Cash costs per ounce on a consolidated basis decreased to $952 (US$714) in the fourth quarter, from $1,028 (US$770) in the same quarter of the 2015. The lower costs per ounce are attributable to a higher ratio of low-cost gold ounces sold from the Island Gold Mine during the quarter.

AISC per ounce for the Corporation was $1,229 (US$922) for the quarter, as compared to $1,660 (US$1,243) in the same quarter of 2015. The decrease in AISC resulted from 56% lower sustaining costs and 66% higher gold ounces sold from the Island Gold Mine during the quarter. Sustaining costs at the Beaufor Mine were in-line with the fourth quarter of 2015, on a total and on a per-ounce basis.

Exploration and project evaluation costs were $4.6 million as compared to $4.0 million in the same quarter of 2015. These costs were higher primarily at the Island Gold Mine ($3.9 million versus $2.9 million in Q4 2015), as the Corporation continued its Phase 2 exploration drilling program during the quarter.

Administration costs for Q4 2016 of $3.5 million were lower than the Q4 2015 administration costs of $3.7 million, which included severance compensation for a board member.

Increased revenue and higher gross profit from operations combined with recognition of $3.1 million of deferred income and mining tax assets during the quarter resulted in net earnings of $1.1 million, or $0.02, per share compared to net loss of $4.1 million, or ($0.07) per share in Q4 2015.

Capital expenditure for Q4 2016 of $15.7 million was lower than Q4 2015 capital expenditure of $22.8 million, which was impacted by high level of investments at the Island Gold Mine mainly in tailings dam, new bunk houses and offices. Furthermore, the two-week mill shutdown and three-week mine shutdown during Q4 2015 included capital intensive electrical improvements.

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QUARTERLY REVIEW 2015

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2015

PRINCIPAL FINANCIAL DATA
Revenues	37,210	40,552	34,107	31,864	143,733
Cost of sales[1]	29,395	33,840	27,701	27,204	118,140
Exploration and project evaluation	1,064	1,074	1,252	4,045	7,435
Administration	2,044	2,069	1,957	3,739	9,809
Loss (gain) on disposal of long term assets	(78)	(34)	2	8	(102)
Other expenses (revenues)[2]	(6)	(9)	(226)	618	377
Financial expenses[3]	59	73	74	70	276
Financial revenues[4]	(239)	(111)	(247)	(190)	(787)
Mining and income taxes	339	738	288	432	1,797

Net earnings (loss)	4,632	2,912	3,306	(4,062)	6,788

Cash flows from operating activities	9,130	14,677	11,742	6,815	42,364
Investments in property, plant and equipment	9,225	7,304	12,802	22,767	52,098

KEY PER-SHARE DATA
Net earnings (loss)
basic (CAN$)	0.08	0.05	0.06	(0.07)	0.12
diluted (CAN$)	0.07	0.05	0.06	(0.07)	0.12

Basic weighted average number of common shares outstanding (thousands)	53,543	57,964	58,032	58,142	56,936

OUNCES OF GOLD SOLD
Island Gold Mine	8,923	15,703	14,233	13,504	52,363
Beaufor Mine	8,831	6,888	5,919	5,237	26,875
Monique Mine	7,037	4,975	2,810	2,835	17,657
Total	24,791	27,566	22,962	21,576	96,895

KEY PER-OUNCE OF GOLD DATA
Average selling price (CAN$)	1,496	1,468	1,482	1,474	1,480
Exchange rate	1.2412	1.2297	1.3089	1.3354	1.2787[5]
Average selling price (US$)	1,205	1,194	1,132	1,104	1,157
Cash cost (CAN$)
Island Gold Mine	1,407	948	883	1,019	1,027
Beaufor Mine	898	1,061	972	1,081	991
Monique Mine	517	911	1,002	974	779
Weighted average cash cost	973	969	921	1,028	972
Sustaining costs (CAN$)	276	330	385	632	396

AISC (CAN$)	1,249	1,299	1,306	1,660	1,368

Cash cost (US$)	784	788	703	770	760
Sustaining costs (US$)	222	268	294	473	310

AISC (US$)	1,006	1,056	997	1,243	1,070
[1]	Cost of sales includes operating costs, royalties, and depreciation and depletion.
[2]	Other expenses (revenues) include changes in asset retirement obligations at closed sites.
[3]	Financial expenses include interest expenses and accretion expense of asset retirement obligation
[4]	Financial revenues include interest income, and foreign exchange gains and losses.
[5]	2015 average exchange rate.

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 26

QUARTERLY REVIEW 2014

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2014

PRINCIPAL FINANCIAL DATA
Revenues	29,468	38,951	34,215	29,562	132,196
Cost of sales[1]	28,605	30,205	27,864	25,066	111,740
Exploration and project evaluation	723	5	513	2,531	3,772
Administration	1,731	2,373	1,578	1,945	7,627
Loss (gain) on disposal of long term assets	(12)	13	250	388	639
Other revenues	(9)	(18)	(9)	(66)	(102)
Financial expenses[2]	71	69	64	65	269
Financial revenues[3]	(82)	(59)	(164)	(131)	(436)
Mining and income taxes (recovery)	344	1,687	(250)	(1,276)	505

Net earnings (loss)	(1,903)	4,676	4,369	1,040	8,182

Cash flows from operating activities	2,379	13,291	8,411	3,198	27,279
Investments in property, plant and equipment	5,920	4,851	7,829	4,452	23,052

KEY PER-SHARE DATA
Net earnings (loss) basic and diluted (CAN$)	(0.05)	0.10	0.09	0.02	0.18

Basic weighted average number of common shares outstanding (thousands)	39,596	45,611	47,723	47,993	45,261

OUNCES OF GOLD SOLD
Island Gold Mine	10,259	11,536	11,231	9,052	42,078
Beaufor Mine	4,303	7,541	6,323	5,839	24,006
Monique Mine	4,250	5,622	6,843	6,775	23,490
W Zone Mine	1,600	3,091	238	-	4,929
Total	20,412	27,790	24,635	21,666	94,503

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,441	1,399	1,386	1,361	1,396
Exchange rate	1.1033	1.0905	1.0890	1.1356	1.1045[4]
Selling price (US$)	1,306	1,283	1,273	1,198	1,264
Cash cost (CAN$)
Island Gold Mine	929	839	896	1,300	975
Beaufor Mine	1,213	774	973	933	944
Monique Mine	1,389	1,126	749	583	907
W Zone Mine	1,945	528	568	-	989
Weighted average cash cost	1,164	844	872	976	951
Sustaining costs (CAN$)	215	202	198	439	263

AISC (CAN$)	1,379	1,046	1,070	1,415	1,214

Cash cost (US$)	1,055	774	800	859	861
Sustaining costs (US$)	195	185	182	387	238

AISC (US$)	1,250	959	982	1,246	1,099
[1]	Expenses related to operating costs, royalties, and depreciation and depletion related to cost of sales are included.
[2]	Interest expenses and accretion expense of asset retirement obligations are included.
[3]	Interest income and foreign exchange gains and losses are included.
[4]	2014 average exchange rate.

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 27

ANNUAL REVIEW 2014 TO 2016

(in thousands of $, except per share, per ounce and ounces sold data)
(Years ended December 31)	2016	2015	2014

PRINCIPAL FINANCIAL DATA
Revenues	168,700	143,733	132,196
Cost of sales	124,441	118,140	111,740
Exploration and project evaluation	18,396	7,435	3,772
Administration	12,249	9,809	7,627
Loss (gain) on disposal of long term assets	298	(102)	639
Changes in asset retirement obligations at closed sites	263	814	-
Other expenses & (revenues)	(290)	(437)	(102)
Financial expenses	454	276	269
Financial revenues	(633)	(787)	(436)
Mining and income taxes	1,055	1,797	505

Net earnings	12,467	6,788	8,182
Cash flows from operating activities	48,164	42,364	27,279
Investments in property, plant and equipment	63,263	52,098	23,052
Cash	75,113	61,028	35,273
Working capital	61,015	47,340	34,837
Shareholders’ equity	202,455	153,602	107,957

KEY PER-SHARE DATA (CAN$)
Net earnings
Basic and diluted	0.20	0.12	0.18
Basic weighted average number of common shares outstanding (thousands)	61,039	56,936	45,261
Shares outstanding (thousands)	63,030	58,340	48,276

OUNCES OF GOLD SOLD
Island Gold Mine	82,273	52,363	42,078
Beaufor Mine	19,216	26,875	24,006
Monique Mine	1,171	17,657	23,490
W Zone Mine	-	-	4,929
Total	102,660	96,895	94,503

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,640	1,480	1,396
Exchange rate (annual average)	1.3248	1.2787	1.1045
Selling price (US$)	1,238	1,157	1,264
Cash cost (CAN$)
Island Gold Mine	779	1,027	975
Beaufor Mine	1,444	991	944
Monique Mine	1,182	779	907
W Zone	-	-	989
Weighted average cash cost	908	972	951
Sustaining costs (CAN$)	364	396	263
AISC (CAN$)	1,272	1,368	1,214

Cash cost (US$)	685	760	861
Sustaining costs (US$)	275	310	238
AISC (US$)	960	1,070	1,099
NUMBER OF EMPLOYEES (at December 31)	491	435	373

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 28

CASH POSITION

As at December 31, 2016, Richmont had a cash balance of $75.1 million, a 23%, increase from the $61.0 million balance at December 31, 2015. The Corporation received $29.1 million of net proceeds from the bought deal prospectus financing completed during 2016. Strong cash flow from operations of $48.2 million combined with the proceeds of the bought deal financing were used to fund investments of $63.3 million in property, plant and equipment, mainly at the Island Gold Mine.

The Corporation’s cash balance of $61.0 million at December 31, 2015 was a 73% increase from the $35.3 million balance at December 31, 2014, as a result from cash flow from operations of $42.4 million and net proceeds of $36.1 million from a bought deal finance offset by investments of $52.1 million in property, plant and equipment.

Working capital of $61.0 million as of December 31, 2016 was a 29% increase from the $47.3 million as of December 31, 2015, resulting mainly from the increase in cash balance during the year.

Working capital of $47.3 million as of December 31, 2015 was an increase of $12.5 million as compared to December 31, 2014. The increase is largely attributable to an increase of $25.7 million in cash and an increase of $2.0 million in receivables, partially offset by a decrease of $2.5 million in inventories, a decrease of $3.3 million exploration tax credits receivable, and an increase of $9.4 million in current liabilities.

CAPITAL RESOURCES

On June 7, 2016, the Corporation issued a total of 2.990 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $10.40 per share. This included the entire over-allotment option of 0.390 million shares, and generated aggregate gross proceeds of $31.1 million. A share issue cost of $2.0 million was incurred relating to the transaction.

In 2016, the Corporation issued 739,284 common shares (438,740 in 2015 and 630,120 in 2014) following the exercise of stock options and received cash proceeds in the amount of $2.5 million ($0.7 million in 2015 and $1.1 million in 2014).

During 2016, the Corporation issued 812,500 common shares following the exercise of warrants (none in 2015 and 2014) and received cash proceeds of $2.0 million, issued 101,262 common shares (none in 2015 and 2014) following the vesting of restricted share units and issued 47,000 common shares (none in 2015 and 2014) as payment for deferred share units.

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million common shares, and generated aggregate gross proceeds of $38.5 million. A share issue cost of $2.4 million was incurred relating to the issuance of common shares. On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11.7 million. An expense of $0.9 million was incurred relating to the issuance of common shares.

The Corporation had 63.0 million shares outstanding as of December 31, 2016.

Richmont’s main investment allocations in 2017 will be at its Island Gold project, and the Corporation expects to fund these investments with existing cash and with cash flows from operations.

COMMITMENTS

The Corporation is subject to pay the following royalties:

  Beaufor Mine and the W Zone Mine: $30 per ounce produced on 50% of the production from Beaufor property, $30 per ounce produced from Perron property and a 25% net profit interest royalty per ounce produced from Pascalis property;

  Island Gold Mine: a 3% net smelter return royalty per ounce produced from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims and a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property;

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 29

  Monique Mine: a 0.38% smelter return royalty per ounce produced.

Royalty payments could be payable on other properties if such other properties are brought into commercial production.

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty (NSR) that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1.0 million at the closing of the transaction, made a payment of $1.0 million on January 3, 2015, a payment of $1.0 million on January 3, 2016 and made an additional payment of $0.3 million on January 3, 2017. In the event that there is production from these claims, advance royalty payments will continue in the amount of $0.3 million as of January 3, 2018, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royalty payments will be credited against any future NSR payments.

The Corporation is committed, under two operating leases expiring in December 2017 and May 2020, to pay a total sum of $0.6 million for office space. Minimum rental payments amount to $0.3 million for 2017, $0.1 million for 2018 to 2020. One operating lease is subject to sublease expiring in December 2017, for an annual amount of $0.1 million.

The Corporation entered into four financial lease agreements for mobile equipment during the year ended December 31, 2016 (six financial lease agreements in 2015 and five financial lease agreements in 2014). As at December 31, 2016, financial lease agreements have a carrying value of $8.7 million ($6.1 million as at December 31, 2015 and $2.9 million as at December 31, 2014). At the end of these contracts, the Corporation benefits from an option of a lower purchase price.

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2016, the total amount that could be paid as Retention Awards under these agreements is $1.8 million ($1.8 million in 2015, $2.0 million in 2014).

CONTRACTUAL OBLIGATIONS

(in million of $)	Payments due by period
Contractual obligations	2017	2018	2019	2020 and after	Total
Finance lease obligations	$3.8	$2.2	$2.0	$0.7	$8.7
Contract payment holdbacks	$0.5	$1.0	-	-	$1.5
Long-term share-based compensation	$1.8	-	-	-	$1.8
Closure allowance	-	-	$0.6	-	$0.6
Asset retirement obligations	$0.1	$0.5	$3.2	$6.4	$10.2
Operating leases	$0.3	$0.1	$0.1	$0.1	$0.6
Total	$6.5	$3.8	$5.9	$7.2	$23.4

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2017.

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 30

On January 16, 2017, Richmont signed an agreement with Probe Metals inc (“Probe”) to sell an interest of up to 60% in the Monique property. Probe needs to make expenditures in the amount of $0.5 million annually, from January 16, 2018 to January 16, 2021. Subject to completion of the option, the Corporation will transfer to Probe an undivided 60% legal and beneficial interest in the Monique property and the parties will then form a joint venture. Probe will be the operator with all responsibility for the operations of the property. Probe shall be responsible for the remediation of all surface and environmental disturbances resulting from all activities on the property. The parties shall be responsible for the closure liabilities up to $1.5 million on a pro rata basis and Richmont will be solely responsible for any liabilities in excess of such amount.

CONTINGENCIES

The Corporation is involved in the following legal proceedings against the Corporation:

1.

The Corporation filed a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract;

2.

On October 6, 2016, The Corporation received a notice of arbitration from the owner of a royalty agreement. This company claims that the Corporation should pay 2% NSR on 4 claims on 31% of the value of production since the Corporation is already paying a royalty on 69% of those claims. The Corporation is contesting this position since it did not own 100% of the property of those claims when the royalty agreement was signed.

Management is of the opinion that the basis of the litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, in 2013, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15.5 million. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect. As at December 31, 2016, a contract holdback amount of $1.0 million remains unpaid by the Corporation related to this work.

On July 20, 2016, an agreement was signed between the Corporation and a supplier to settle a claim related to extra costs stemming from work not previously authorized by the Corporation as stated in the contract. The Corporation made a payment in the amount of $0.2 million that ended the arbitration process.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the years 2016, 2015 and 2014.

OFF-BALANCE-SHEET TRANSACTIONS

In 2016, 2015 and 2014, the Corporation was not involved in any off-balance-sheet transactions.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings, adjusted net earnings per share, cash cost per ounce, operating cash flow per share, net free cash flow, net free cash flow per share and all-in sustaining costs are Non-International Financial & Reporting Standards (IFRS) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 31

Adjusted net earnings and adjusted net earnings per share are measures that management uses to assess the operating performance of the Corporation without the impact of unusual items because they affect the comparability of the financial results and could potentially distort the evaluation of its business performance. The 2016 adjusted net earnings exclude changes in asset retirement obligations at closed sites and changes in deferred share units liability due to changes in stock price. The 2015 adjusted net earnings exclude changes in asset retirement obligations at closed sites.

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after changes in non-cash working capital, less investments in property, plant and equipment. (Refer to Table “Fiscal year net adjusted earnings and net free cash flow (Non-IFRS financial performance measures”)).

Cash cost is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash costs per ounce based on ounces sold. Cash costs include mine site operating costs, administration, royalties and by-product credits but are exclusive of depreciation, accretion expense, interest on capital leases, capital expenditures and exploration and project evaluation costs. (Refer to Table “Reconciliation of cost of sales to cash costs and to all-in sustaining costs per ounce sold for 2016, 2015 and 2014”). In 2016, cash costs per ounce calculation has been revised to include by-product credits and exclude interest on capital leases. Prior year cash costs have been restated to reflect these changes and to remain comparable with 2016.

All-in sustaining costs or “AISC” is an extension of the existing “cash costs” metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash costs measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation’s operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes by-product credits, sustaining capital expenditures, sustaining exploration and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation.

The following table is a reconciliation of net earnings to adjusted net earnings on a consolidated basis, and operating cash flows to net free cash flow on a consolidated basis:

FISCAL YEAR NET ADJUSTED EARNINGS AND NET FREE CASH FLOW (NON-IFRS FINANCIAL PERFORMANCE MEASURES)

(in thousands of $, except per share amounts)	2016	2015	2014
	$	$	$

Adjusted net earnings
Net earnings	12,467	6,788	8,182
Adjustments, net of taxes:
Changes in asset retirement obligations at closed sites	263	814	-
Changes on stock price related to deferred share units liability	445	-	-

Adjusted net earnings	13,173	7,602	8,182

Basic weighted average number of shares outstanding (thousands)	61,039	56,936	45,261

Adjusted net earnings – per share	0.22	0.13	0.18

Net free cash flow

Operating cash flows	48,164	42,364	27,279
Less: investments in property, plant and equipment	63,263	52,098	23,052

Net free cash flow	(15,099)	(9,734)	4,227

Net free cash flow – per share	(0.25)	(0.17)	0.09

RICHMONT MINES INC.	MANAGEMENT’S DISCUSSION AND ANALYSIS | Page 32

The following table provides a reconciliation of cost of sales to cash costs and to all-in sustaining costs, on a consolidated basis:

RECONCILIATION OF COST OF SALES TO CASH COSTS AND TO ALL-IN SUSTAINING COSTS PER OUNCE SOLD FOR 2016, 2015 AND 2014

2016	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per share amounts)
Gold sold (ounces)	82,273	19,216	1,171	-	102,660
Cost of sales	92,788	30,233	1,420	-	124,441
Depreciation and depletion	(28,367)	(2,440)	(33)	-	(30,840)
Cost of sales, excluding depreciation expense	64,421	27,793	1,387	-	93,601
By-product credits	(308)	(45)	(3)	-	(356)
Cost of sales, net of by-product credit	64,113	27,748	1,384	-	93,245
Cash cost ($/ounce)	779	1,444	1,182	-	908
Sustaining costs	17,203	7,871	5	85	25,164
Corporate general and administrative costs	-	-	-	12,249	12,249
All-in sustaining costs	81,316	35,619	1,389	12,334	130,658

All-in sustaining costs ($/ounce)	988	1,854	1,186	120	1,272

2015	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per share amounts)
Gold sold (ounces)	52,363	26,875	17,657	-	96,895
Cost of sales	72,219	29,419	16,502	-	118,140
Depreciation and depletion	(18,291)	(2,675)	(2,696)	-	(23,662)
Cost of sales, excluding depreciation expense	53,928	26,744	13,806	-	94,478
By-product credits	(159)	(99)	(61)	-	(319)
Cost of sales, net of by-product credit	53,769	26,645	13,745	-	94,159
Cash cost ($/ounce)	1,027	991	779	-	972
Sustaining costs	22,330	5,942	277	106	28,655
Corporate general and administrative costs	-	-	-	9,809	9,809
All-in sustaining costs	76,099	32,587	14,022	9,915	132,623

All-in sustaining costs ($/ounce)	1,453	1,212	795	102	1,368

2014	Island Gold	Beaufor	Monique	W Zone	Corporate	Total RIC
(in thousands of $, except per
share amounts)
Gold sold (ounces)	42,078	24,006	23,490	4,929	-	94,503
Cost of sales	51,608	26,338	27,421	6,373	-	111,740
Depreciation and depletion	(10,429)	(3,637)	(6,031)	(1,481)	-	(21,578)
Cost of sales, excluding
depreciation expense	41,179	22,701	21,390	4,892	-	90,162
By-product credits	(138)	(41)	(81)	(12)	-	(272)
Cost of sales, net of by-products	41,041	22,660	21,309	4,880	-	89,890
Cash cost ($/ounce)	975	944	907	989	-	951
Sustaining costs	14,110	1,880	1,119	88	-	17,197
Corporate general and
administrative costs	-	-	-	-	7,627	7,627
All-in sustaining costs	55,151	24,540	22,428	4,968	7,627	114,714

All-in sustaining costs ($/ounce)	1,310	1,022	955	1,007	81	1,214

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2017 GUIDANCE AND OUTLOOK

2016 Gold price performance and outlook: After falling for three consecutive years, the gold price rallied in the first six months of 2016. However, after touching a peak of US$1,367 per ounce in the first week of July 2016, the gold price returned to the same volatility that was seen in 2015. The last quarter of 2016 saw a short rally again due to the uncertainty around the outcome of US elections. This uptrend ended soon after the elections as, in mid-December, the US Federal Bank announced an increase in interest rates for the first time in 2016, with the prospect of as many as three rate hikes in 2017. Higher interest rates boost the value of the US dollar and make gold less attractive as an investment. Eventually, gold closed the year at US$1,146 per ounce, higher than the 2016 opening price of US$1,082. These recent developments have led to divergent analyst expectations for 2017. While some analysts have downgraded their 2017 outlook for gold, some others believe that the expected interest rate hikes are already priced in. The Management of Richmont continues to believe that it is difficult to predict 2017 gold price with any kind of certainty. Gold price is something gold producers do not control and hence the focus would remain on operational efficiencies and cost controls including capital expenditures, and consequent value-addition for the shareholders.

Following graph shows the gold price trend for the last five years:

Historical five years gold prices

US to Canadian dollar exchange rate: The US dollar surged to a 14-year high at the end of 2016, as the US elections resulted in full control of Congress and the Presidency. Amidst the surge of the US dollar, the Canadian dollar performed better than most major currencies. However early 2017 Canadian dollar performance has been dampened by the underlying weakness in the Canadian economy. The Management of Richmont team does not foresee the Canadian dollar strengthening significantly in the near future, and so it will continue to use the weak Canadian dollar exchange rate to its benefit and make strategic investments at its mines during the year.

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2017 PRODUCTION, COSTS AND CAPEX GUIDANCE1

2017 Operational Estimates	Island Gold Mine	Beaufor Mine	2017 Guidance
Gold Ounces Produced	87,000 - 93,000	$23,000 - 27,000	110,000 - 120,000
Cash Costs per Ounce (CAD$)(1)	$715 - $765	$1,265 - $1,320	$835 - $885
Corporate G&A per Ounce (CAD$)	-	-	$105 - $110
All-in Sustaining Costs per Ounce (CAD$)(1)	$945 - $995	$1,540 - $1,590	$1,180 - $1,235
Cash Costs per Ounce (US$)(1)(2)	$550 - $590	$975 - $1,015	$640 - $680
Corporate G&A per Ounce (US$)(2)	-	-	$80 - $85
All-in Sustaining Costs per Ounce (US$)(1)(2)	$725 - $765	$1,185 - $1,225	$905 - $950
2017 Capital and Exploration ($M)	Island Gold Mine	Beaufor Mine	2017 Guidance
Sustaining Capital (CAD$)	$19 - $22	$6 - $7	$25 - $29
Expansion Capital (CAD$)(3)	$33 - $35	-	$33 - $35
Exploration & Project Evaluation (CAD$)	$14 - $16	$2 - $3	$16 - $19
Sustaining Capital (US$)(2)	$15 - $17	$5 - $6	$19 - $22
Expansion Capital (US$)(2)(3)	$25 - $27	-	$25 - $27
Exploration & Project Evaluation (US$)(2)	$11 - $12	$1 - $2	$12 - $14
[1]	Cash costs and all-in sustaining costs (“AISC”) are non-IFRS measures. Refer to the Non-IFRS Performance Measures section on page 31 of this MD&A.
[2]	Assuming an exchange rate of 1.30 Canadian dollars to 1.0 US dollar.
[3]

Expansion capital estimates for 2017 relate exclusively to the Island Gold Mine and are discretionary in nature. Ongoing deployment of project capital at the Island Gold Mine is contingent upon the receipt of a confirmatory Expansion Case PEA for 1,100 tonnes per day and a minimum sustaining gold price of CAD$1,550 per ounce. Expansion capital is exclusive of capital requirements related to mill expansion, which is contemplated for 2018 in the PEA.

Production

  Company-wide production is projected to increase by 15% to between 110,000 to 120,000 ounces of gold, primarily driven by another consecutive year of high-quality production growth from the Island Gold Mine. Production from the Island Gold Mine is expected to range between 87,000 and 93,000 ounces of gold, driven by improved underground mine and mill productivity of approximately 900 tonnes per day, in-line with the planned 2017 production scenario considered in the Expansion Case PEA that is currently under review, at an average mill head grade of 8.9 g/t gold. Annual production at the Beaufor Mine is expected to increase to between 23,000 and 27,000 ounces as a greater proportion of ore is mined from the higher grade Q Zone and mobile equipment availability returns to target levels.

  The increase in production is expected to drive a decrease of up to 8% in cash costs both company-wide and at the Island Gold Mine. Cash costs at Island Gold are expected to be between $715 and $765 per ounce (US$550 and US$590), and AISC between $945 and $995 per ounce (US$725 and US$765). At the Beaufor Mine, the increased production profile is expected to support a decrease in cash costs to between $1,265 and $1,320 per ounce (US$975 and US$1,015) and AISC of between $1,540 and $1,590 per ounce (US$1,185 and US$1,225).

Capital

  2017 expansion capital estimates for the Island Gold Mine, which are primarily related to accelerated underground development, have been prepared assuming the Expansion Case PEA will confirm the economics of an 1,100 tonne per day expansion case scenario (refer to the November 1, 2016 press release). However, consistent with management’s disciplined capital allocation philosophy, should the PEA not confirm the economics of the expansion case or should the gold price breach a minimum sustaining threshold of $1,550 per ounce, Richmont would consider deferring some or all ongoing expansion capital to future periods and return the operation to sustaining capital requirements under a 900 tonnes per day scenario.

  Supported by the receipt of the recent permit amendments that allow for an increase in the ore mining and processing rates to an average of 1,100 tonnes per day at the Island Gold Mine, all engineering studies and identification of long lead equipment are currently underway for a potential mill expansion in 2018, as contemplated in the Expansion Case PEA.

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  Projected sustaining costs includes approximately $21.0 million expected to be spent at the Island Gold Mine on underground development ($3.6 million), delineation ($3.5 million), and equipment and other fixed assets ($13.9 million).
  Sustaining costs at the Beaufor Mine of $6.8 million include underground development ($2.5 million), equipment and fixed assets ($3.7 million, including fixed assets for the Camflo Mill) and exploration costs expensed ($0.6 million).

  Project capital at the Island Gold Mine is expected to be approximately $35.0 million, including $21.2 million of underground development and $13.8 million of equipment and infrastructure upgrades.

Exploration

  The successful 2016 drilling program continued to demonstrate the significant potential of the Island Gold deposit, contributing to a 34% increase in reserves (net of depletion) and an 11% higher grade as well as a 30% increase in inferred resources (net of conversion) at a 20% higher grade (see January 31, 2017 press release). The discovery cost during 2016 averaged a low $35 per ounce. In 2017, the drilling program will focus on advancing the strategic Phase 2 exploration program with the objective of continuing to grow our resources base and unlocking the potential of the Island Gold deposit.

Outlook for Wasamac

  An updated PEA for the Wasamac project is expected to be completed during 2017, which will incorporate current market information and revised engineering studies. The Corporation is also considering other strategic alternatives regarding the Wasamac Project.

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at December 31, 2016, 2015 and 2014, Richmont had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Corporation has classified its cash and receivables (except taxes receivable and workers’ compensation receivable) as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), advanced royalty payments, finance lease obligations, contract payment holdbacks and the closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables and financial liabilities, which are measured at amortized cost.

Cash, receivables and payables, accruals and provisions, are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of advanced royalty payments, finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the advanced royalty payments, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenue and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant, and for which the actual amounts may differ considerably thereby affecting operating results.

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Mineral reserves

The main parameters used to determine the mineral reserves of Island Gold Mine, Beaufor Mine and Monique Mine (only in 2014) are the following:

	2016	2015	2014

Gold (CAN$/ounce)	1,500	1,300	1,300

Basis of depletion of mining sites in production

Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves and a portion of measured and indicated resources. The Corporation estimates its reserves and resources using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves and measured and indicated resources is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves and measured and indicated resources could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations

The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial position, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment

Determining if there are any facts and circumstances indicating impairment losses or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of an impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

In 2016, the assumption used in the asset valuation process was a price of CAN$1,580 per ounce of gold in 2017, CAN$1,590 per ounce of gold in 2018, CAN$1,600 per ounce of gold in 2019 and CAN$1,610 per ounce of gold in 2020. In 2015, no impairment tests were required, because there was no indication that an impairment loss could exist. In 2014, the assumption used in the asset valuation process was a price of CAN$1,300 per ounce of gold in 2015, CAN$1,370 per ounce of gold in 2016 and CAN$1,374 per ounce of gold in 2017 and after. These prices were used in order to estimate future revenues and are based on an average of recent prices. Tests performed during these years did not result in any impairment adjustments.

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves and a portion of measured and indicated resources), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

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Income taxes and deferred mining taxes

The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The Corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

Share-based remuneration expense

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program.

Dismantling costs and severance costs

The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

Recoverability of credits relating to resources and credits on duties refundable for losses

Uncertainties related to the review by government authorities of the Corporation’s current and prior years’ claims for the refundable tax credit relating to resources and the credit on duties refundable for losses, based on qualifying exploration expenditures under the Taxation Act (Quebec) and the Mining Tax Act (Quebec), require management to assess whether these claims will be settled in full or in part. Uncertainties exist with respect to the interpretation of tax legislation and regulations by government authorities, the amount of expenditures that may be disallowed by such authorities as a result of their interpretation of tax legislation and regulations and the timing of recovery of the credits.

Start of advanced exploration phase

The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once management has determined that a project has demonstrated a potential for development, and an economic analysis supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production

Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

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Provisions and contingent liabilities

Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

FUTURE ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 9 – Financial instruments (IFRS 9)

In July 2014, the IASB published IFRS 9, which replaces IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 introduces improvements, which include a logical model for classification and measurement of financial assets, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 15 – Revenues from contracts with Customers (IFRS 15)

In May 2014, the IASB published IFRS 15, which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 16 – Leases (IFRS 16)

In January 2016, the IASB published IFRS 16, which replaces IAS 17 Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

GENERAL ANNUAL INFORMATION

Human Resources

Richmont Mines offers its employees a compensation package including attractive benefits and an equity-based plan for management. The Corporation employed a total of 491 workers and 286 contractors at December 31, 2016, versus 435 workers and 393 contractors at December 31, 2015. At December 31, 2014, the Corporation employed 373 workers and 212 contractors.

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Work health and safety is a priority for Richmont Mines. There is a very active Technical and Corporate Responsibility committee at all of our operations, and Richmont Mines has a good record of health and safety in the workplace. The year over year decline in the combined incident frequency rate (4.2 in 2016 compared to 4.7 in 2015 and 7.3 in 2014) is indicative of the Management’s emphasis on promoting a positive health and safety culture across the organization.

Further, in 2016, the Island Gold Mine attained six years without a lost-time accident, and the Beaufor Mine and the Camflo Mill reached three years without a lost-time accident. However there was one lost-time accident later during the year at the Beaufor Mine, which is included in the combined incident frequency rate of 4.2.

Environment

Richmont’s main goal is to prevent pollution, safeguard the environment, educate its employees and communities about its environmental programs/commitments, and apply best management practices to prevent or mitigate any potential environmental impact. Richmont’s operations use a range of materials and consumables, which are managed to ensure protection of the human and biophysical environments and the recycle or reuse these materials wherever practical. Continuous improvement programs at Richmont’s operations also help identify opportunities for increasing efficiency in the use of these materials. Effluents and waste produced at the operations are managed through programs in place, to ensure their disposal (where necessary) are compliant with the permits, and local, provincial and federal regulations and standards.

At the closure and rehabilitation stages, Richmont, has and will, ensure public safety and protection of the environment by eliminating unacceptable hazards, and restore the sites to a condition acceptable to regulators and communities, for which the costs have been guaranteed with the relevant governments. At the end of 2016, Richmont Mines had guaranteed the restoration of its mining sites through letters of credit, in the amount of $5.1 million, $0.1 million in restricted deposits with the Quebec government and $0.7 million in restricted deposits with the Ontario government.

Disclosure controls and internal controls over financial reporting

Management, including the President and Chief Executive Officer and the Vice-President, Finance, have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation has been made known to them and has been properly disclosed in the annual regulatory filings.

An evaluation was carried out, under management supervision, of the effectiveness of the Corporation’s disclosure controls and procedures, as at December 31, 2016, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on this evaluation, management has concluded that the design and operation of these disclosure controls and procedures were effective.

Management, including the President and Chief Executive Officer and the Vice-President, Finance, have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. An evaluation was carried out, under management supervision, of the effectiveness of our internal control over financial reporting, as at December 31, 2016, using the framework and criteria established in “2013 Internal Control – Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at December 31, 2016.

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RISK FACTORS

The Corporation is subject to various business, financial and operational risks that could materially adversely affect the Corporation’s future business, operations and financial condition. The following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation's financial performance or results of operations. If the market price of gold falls below the Corporation's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation's evaluations of the proven and probable reserves at its current mines were based on a market price of gold of $1,300 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation's policy and practice is not to sell forward its future gold production; however, under the Corporation's price risk management policy, approved by the Corporation's board of directors (the "Board"), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2016	2015	2014	2013	2012

High price	1,366	1,296	1,385	1,694	1,792
Low price	1,077	1,049	1,142	1,192	1,540
Average price	1,251	1,160	1,266	1,411	1,669

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On February 17, 2017, the London P.M. Fix was US$1,242 per ounce of gold.

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of by-product metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

The Corporation's operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2011 to January 1, 2017, the Noon Buying Rate fluctuated from a high of CAN$1.4589 per US$1.00 to a low of CAN$0.9449 per US$1.00. On February 17, 2017, the U.S. dollar/Canadian exchange rate was CAN$1.3116 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation's financial performance and results of operations.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Corporation’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is

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impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flows, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Corporation’s annual production estimates are developed based on, among other things, mining operation experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Corporation's ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

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If the Corporation experiences mining accidents or other adverse conditions, the Corporation's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, or ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property, which may result in possible legal liability to the Corporation, and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

Due to the nature of the Corporation's mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation's insurance coverage may prove inadequate to satisfy future claims against the Corporation.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In these circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Corporation's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation's results of operations.

The Corporation's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws, regulations or taxes, amendments to current laws, regulations or taxes governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

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The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

Aboriginal rights and duty to consult

The Corporation operates and does exploration on properties, which are subject to Aboriginal rights or titles. The Corporation, under its Corporate Social Responsibility program], and local laws and regulations, is committed to consult with the First Nations group about any impact of its activities on such rights, titles or claims, which may cause delays in making decisions or project startups. Further, there is no assurance of favourable outcomes of these consultations. The Corporation may have to face adverse consequences such as significant expenses on account of lawsuits and loss of reputation.

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Corporation in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Corporation will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation's operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements would require it to report and/or reduce greenhouse gas emissions. The Corporation's operations in Quebec use primarily hydroelectric power and, consequently, are not large producers of greenhouse gases.

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Title to the Corporation's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100%, or a third party holds a form of profit sharing interest, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, or in the absence of an agreement subject to provincial or federal laws and regulations, which in certain circumstances may be the subject of differing interpretations between the parties.

The success of the Corporation is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Corporation's mines and mine projects is dependent on the efforts of the Corporation's employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Camflo Mill has successfully renewed its collective agreement that expired on December 31, 2015 for another three-year period ending December 31, 2018. The employees at the Beaufor Mine were unionized in October 2016. As at December 31, 2016, the management of the Corporation had not received any proposal from the Union for a collective agreement.

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

The mining industry is highly competitive, and the Corporation may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Corporation is in competition with other mining corporations for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

On a regular basis, the Corporation evaluates potential acquisitions of mining properties and/or interests in other mining corporations, which may entail certain risks.

Consistent with its growth strategy, the Corporation evaluates the potential acquisition of advanced exploration, development and production assets on a regular basis. From time to time, the Corporation may also acquire securities of or other interests in corporations with whom the Corporation may complete acquisition or other transactions. These transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

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  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Corporation acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, corporations or securities.

Any one or more of these factors or other risks could cause the Corporation not to realize the benefits anticipated to result from the acquisition of properties or corporations, and could have a material adverse effect on the Corporation’s ability to grow and, consequently, on the Corporation’s financial condition and results of operations.

The Corporation continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. In addition, to acquire properties and corporations, the Corporation could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Corporation’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Corporation cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Corporation’s operations. If the Corporation fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

The Corporation may not have insurance or its insurance coverage may prove inadequate to reimburse the Corporation for liabilities encountered from operations.

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptable premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Corporation cannot insure or against which it has elected not to insure.

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The Corporation may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation's properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders.

Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, which may have a material adverse effect on the Corporation's business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and or uncertainty in 2015. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed, or on reasonable terms, may have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives. Also, any failure of any partner to meet its obligations to the Corporation or other third parties, or any disputes with respect to third parties' respective rights and obligations, could have a negative impact on the Corporation.

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Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation's securities trade. This volatility may adversely affect the prices of the Corporation's common shares regardless of the Corporation's operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Issuance by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Issuance of a substantial number of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Corporation common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the issuance of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

IT System Security risks

The Corporation may be exposed to pilferage of private and sensitive data to deliberate cyber attacks or inadvertent loss of media, such as loss of laptops, phones etc. in public places. Furthermore, unauthorized access to confidential information would have a negative effect on the Corporation's reputation, business, prospects, results of operations and financial condition. The systems that are in place may not be enough to guard against loss of data due to the rapidly evolving cyber threats. The Corporation may be required to increasingly invest in better systems, software, and use of consultants to periodically review and adequately adapt and respond to dynamic cyber risks.

National Instrument 43-101

The Mineral Reserve and Resource estimates as of December 31, 2016 and December 31, 2015 were performed by qualified persons as defined by NI 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

A NI 43-101 technical report will be completed for the Island Gold Mine as of December 31, 2016, and will be filed on SEDAR before the end of March, 2017. A NI 43-101 technical report for the Island Gold Mine was completed as of December 31, 2015, and was filed on SEDAR on April 5, 2016.

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A NI 43-101 technical report was completed for the Beaufor Mine as of December 31, 2015, and was filed on SEDAR on March 24, 2016.

The December 31, 2016 Reserve and Resource estimates of Beaufor and Island Gold mines were prepared using a gold price of CAN$1,500 per ounce.

The December 31, 2015 Reserve and Resource estimates of Beaufor and Island Gold mines were prepared using a gold price of US$1,080 (CAN$1,300) per ounce.

The Resource estimate of the Monique Mine was established as of December 31, 2013 using a gold price of US$1,225 (CAN$$1,300) per ounce and was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

The Resource estimate of the Francoeur Mine was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce, and was prepared by qualified persons as defined by NI 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc.

The Resource estimate of the Wasamac property was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce. It was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

As a “foreign private issuer”, the Corporation is exempt from the Section 14 proxy rules and Section 16 of the U.S. Securities Exchange Act of 1934 and this may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data in this regard.

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Compliance with Canadian Securities Regulations

This Annual Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation, and to disclose any interest they may have in any project or opportunity of the Corporation. In addition, each of the directors is required by law to declare his or her interest in and refrain from voting on any matter in which he or she may have a conflict of interest, in accordance with applicable laws.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties”. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at February 17, 2017. The Corporation regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the SEDAR Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

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Common shares
	2016	2015

Weighted average outstanding	61,039,496	56,936,058
Issued and outstanding (December 31)	63,030,009	58,339,963
Diluted (December 31)	66,039,939	62,345,493
Closing price on December 31 (TSX)	$8.72	$4.44

Toronto Stock Exchange (TSX) (CAN$)
2016	Share Volume	High	Low	Close
First quarter	14,789,330	$7.50	$4.39	$7.32
Second Quarter	24,174,082	$12.47	$7.13	$11.99
Third quarter	25,368,382	$15.01	$10.44	$13.22
Fourth quarter	20,872,536	$13.38	$7.36	$8.72
Annual summary	85,204,330	$15.01	$4.39	$8.72

New York Stock Exchange Market (NYSE Market) (US$)
2016	Share Volume	High	Low	Close
First quarter	22,575,127	$5.81	$3.01	$5.64
Second Quarter	30,126,270	$9.59	$5.50	$9.21
Third quarter	49,354,987	$11.66	$8.10	$10.05
Fourth quarter	29,428,595	$10.16	$5.45	$6.50
Annual summary	131,484,979	$11.66	$3.01	$6.50

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